August 12,  1996



United States Securities
    and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20559


Re:   Oxford Investment, Inc.  Commission File No. 2-98747-D


Gentlemen:

     I acted as the Certifying Accountant for the afore referenced Registrant for the fiscal year ended December 31, 1993, and December 31, 1994 but have declined to stand for re-election as the Certifying Accountant for the fiscal period ended December 31, 1995. Because of my resignation, the Registrant has provided to this firm the disclosures required by Item 304(a)(1) of the Regulation S-K made by the Registrant to the United States Securities and Exchange Commission. Upon review of the disclosures and statements contained in Form 8-K, this firm agrees with such disclosures and statements made by the Registrant pursuant to Item 304(a)(1) of Regulation S-K and hereby consents to the inclusion of this letter as an exhibit to Form 8-K.


Sincerely,



D. Brian Macbeth